# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Construction Partners, Inc., CIK 0001718227
CUSIP: 21044C107
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 290 Healthwest Drive, Suite 2, Dothan, Alabama (AL), 36303
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001833038

## Reporting persons
- SunTx Capital II Management Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 3,743,765; shared voting power 2,180,575; sole dispositive power 3,743,765; shared dispositive power 0; aggregate amount beneficially owned 5,924,340 (11% of the class)
  Comment: (1) In reference to rows 5, 7 and 9 above, consists of an aggregate of 3,743,765 shares of Class A Common Stock, $0.001 par value per share (Class A Common Stock), of Construction Partners, Inc. (the Issuer) issuable upon the conversion of (a) 2,488,322 shares of the Issuer's Class B Common Stock, $0.001 par value per share (Class B Common Stock), held by SunTx Capital Partners II, L.P. (SunTx Partners II), (b) 1,254,746 shares of Class B Common Stock held by SunTx Capital Partners II Dutch Investors, L.P. (SunTx Partners Dutch LP), (c) 674 shares of Class B Common Stock held by SunTx Capital II Management Corp. (SunTx Capital II Management) and (d) 23 shares of Class B Common Stock held by SunTx Capital Partners II G.P., L.P. (SunTx Partners II GP).
  
  (2) In reference to rows 6 and 9 above, includes, as a result of the execution of a voting agreement, (a) (i) 46,093 shares of Class A Common Stock held by N. Nelson Fleming, IV and (ii) an aggregate of 341,877 shares of Class A Common Stock issuable upon the conversion of (x) 100,869 shares of Class B Common Stock held by N. Nelson Fleming, IV and (y) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, (b) (i) 59,996 shares of Class A Common Stock held by Fred J. Smith, III, (ii) 9,333 shares of Class A Common Stock held by Tar Frog Investment Management, LLC (Tar Frog), a limited liability company for which N. Nelson Fleming, IV and Mr. Smith serve as co-managers, and, in such capacity, share the power to vote and direct the disposition of such shares, and (iii) an aggregate of 574,069 shares of Class A Common Stock issuable upon the conversion of (x) 433,497 shares of Class B Common Stock held by Mr. Smith and (y) 140,572 shares of Class B Common Stock held by Tar Frog, (c) (i) 102,610 shares of Class A Common Stock held by Grace Ltd. (Grace), a limited partnership for which Charles E. Owens serves as general partner and, in such capacity, has the power to vote and direct the disposition of such shares, and (ii) an aggregate of 1,007,069 shares of Class A Common Stock issuable upon conversion of (x) 1,000,000 shares of Class B Common Stock held by Grace and (y) 7,069 shares of Class B Common Stock held by Mr. Owens, and (d) an aggregate of 39,528 shares of Class A Common Stock held by Barrett N. Bruce issuable upon the conversion of (x) 38,991 shares of Class B Common Stock held by Mr. Bruce and (y) 537 shares of Class B Common Stock held by a 401(k) account for the benefit of Mr. Bruce.
  
  (3) In reference to row 11 above, calculated based on (a) 47,949,084 shares of Class A Common Stock outstanding as of November 13, 2025 based on information provided by the Issuer and (b) an aggregate of 5,706,308 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons (as defined herein) within sixty (60) days of this Schedule 13G.
- SunTx Capital Partners II G.P., L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 3,743,091; shared voting power 0; sole dispositive power 3,743,091; shared dispositive power 0; aggregate amount beneficially owned 3,743,091 (7.2% of the class)
  Comment: (1) In reference to rows 5, 7 and 9 above, consists of an aggregate of 3,743,091 shares of Class A Common Stock issuable upon the conversion of (a) 2,488,322 shares of Class B Common Stock held by SunTx Partners II, (b) 1,254,746 shares of Class B Common Stock held by SunTx Partners Dutch LP and (c) 23 shares of Class B Common Stock held by SunTx Partners II GP.
  
  (2) In reference to row 11 above, calculated based on (a) 47,949,084 shares of Class A Common Stock outstanding as of November 13, 2025 based on information provided by the Issuer and (b) an aggregate of 3,743,091 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.
- SunTx Captial Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,488,322; shared voting power 0; sole dispositive power 2,488,322; shared dispositive power 0; aggregate amount beneficially owned 2,488,322 (4.9% of the class)
  Comment: (1) In reference to rows 5, 7 and 9 above, consists of 2,488,322 shares of Class A Common Stock issuable upon the conversion of 2,488,322 shares of Class B Common Stock.
  
  (2) In reference to row 11 above, calculated based on (a) 47,949,084 shares of Class A Common Stock outstanding as of November 13, 2025 based on information provided by the Issuer and (b) an aggregate of 2,488,322 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by SunTx Partners II within sixty (60) days of this Schedule 13G.
- SunTx Capital Partners II Dutch Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,254,746; shared voting power 0; sole dispositive power 1,254,746; shared dispositive power 0; aggregate amount beneficially owned 1,254,746 (2.6% of the class)
  Comment: (1) In reference to rows 5, 7 and 9 above, consists of 1,254,746 shares of Class A Common Stock issuable upon the conversion of 1,254,746 shares of Class B Common Stock.
  
  (2) In reference to row 11 above, calculated based on (a) 47,949,084 shares of Class A Common Stock outstanding as of November 13, 2025 based on information provided by the Issuer and (b) an aggregate of 1,254,746 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by SunTx Partners Dutch LP within sixty (60) days of this Schedule 13G.
- Ned N. Fleming, III: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 5,443,060; shared voting power 2,180,575; sole dispositive power 5,419,060; shared dispositive power 0; aggregate amount beneficially owned 7,623,635 (13.8% of the class)
  Comment: (1) In reference to rows 5 and 9 above, includes an aggregate of 5,418,892 shares of Class A Common Stock issuable upon the conversion (a) 100,015 shares of Class B Common Stock held by Mr. Fleming, 24,000 of which are restricted shares of Class B Common Stock that are not vested or do not vest within sixty (60) days of this Schedule 13G and, as a result, Mr. Fleming has the right to vote, but not to dispose or direct the disposition of, such shares, (b) 2,488,322 shares of Class B Common Stock held by SunTx Partners II, (c) 1,254,746 shares of Class B Common Stock held by SunTx Partners Dutch LP, (d) 674 shares of Class B Common Stock held by SunTx Capital II Management, (e) 23 shares of Class B Common Stock held by SunTx Partners II GP, (f) 4,000 shares of Class B Common Stock held by a trust of which Mr. Fleming's spouse is the sole trustee and sole beneficiary, (g) 1,535,857 shares of Class B Common Stock held by Malachi Holdings Limited Partnership, a limited partnership controlled by Mr. Fleming, (h) 10,621 shares of Class B Common Stock held by SunTx Capital Savings Plan, FBO Ned N. Fleming, III, a 401(k) account for the benefit of Mr. Fleming, (i) 272 shares of Class B Common Stock held by Boyle Fleming & Co. Inc., a corporation controlled by Mr. Fleming, and (j) 24,362 shares of Class B Common Stock held by NNFIII ROAD, LLC, a limited liability company controlled by Mr. Fleming.
  
  (2) In reference to row 7 above, includes the shares listed in footnote 1 above that are vested or will vest within sixty (60) days of this Schedule 13G.
  
  (3) In reference to rows 6 and 9 above, includes, as a result of the execution of a voting agreement, (a) (i) 46,093 shares of Class A Common Stock held by N. Nelson Fleming, IV and (ii) an aggregate of 341,877 shares of Class A Common Stock issuable upon the conversion of (x) 100,869 shares of Class B Common Stock held by N. Nelson Fleming, IV and (y) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, (b) (i) 59,996 shares of Class A Common Stock held by Fred J. Smith, III, (ii) 9,333 shares of Class A Common Stock held by Tar Frog, and (iii) an aggregate of 574,069 shares of Class A Common Stock issuable upon the conversion of (x) 433,497 shares of Class B Common Stock held by Mr. Smith and (y) 140,572 shares of Class B Common Stock held by Tar Frog, (c) (i) 102,610 shares of Class A Common Stock held by Grace and (ii) an aggregate of 1,007,069 shares of Class A Common Stock issuable upon conversion of (x) 1,000,000 shares of Class B Common Stock held by Grace and (y) 7,069 shares of Class B Common Stock held by Mr. Owens, and (d) an aggregate of 39,528 shares of Class A Common Stock held by Barrett N. Bruce issuable upon the conversion of (x) 38,991 shares of Class B Common Stock held by Mr. Bruce and (y) 537 shares of Class B Common Stock held by a 401(k) account for the benefit of Mr. Bruce.
  
  (4) In reference to row 11 above, calculated based on (a) 47,949,084 shares of Class A Common Stock outstanding as of November 13, 2025 based on information provided by the Issuer and (b) an aggregate of 7,381,435 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.
- Craig Jennings: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 4,124,046; shared voting power 2,180,575; sole dispositive power 4,116,046; shared dispositive power 0; aggregate amount beneficially owned 6,304,621 (11.7% of the class)
  Comment: (1) In reference to rows 5 and 9 above, includes an aggregate of 4,107,046 shares of Class A Common Stock issuable upon the conversion (a) 2,488,322 shares of Class B Common Stock held by SunTx Partners II, (b) 1,254,746 shares of Class B Common Stock held by SunTx Partners Dutch LP, (c) 674 shares of Class B Common Stock held by SunTx Capital II Management, (d) 23 shares of Class B Common Stock held by SunTx Capital Partners II GP, (e) 355,179 shares of Class B Common Stock held by CJCT Associates Limited Partnership, a limited partnership controlled by Mr. Jennings, (f) 102 shares of Class B Common Stock held by SunTx Capital Savings Plan FBO, Craig Jennings, a 401(k) account for the benefit of Mr. Jennings and (g) 8,000 shares of restricted Class B Common Stock held by Mr. Jennings, none of which will vest within sixty (60) days of this Schedule 13G.
  
  (2) In reference to row 7 above, includes the shares listed in footnote 1 above that are vested or will vest within sixty (60) days of this Schedule 13G.
  
  (3) In reference to rows 6 and 9 above, includes, as a result of the execution of a voting agreement, (a) (i) 46,093 shares of Class A Common Stock held by N. Nelson Fleming, IV and (ii) an aggregate of 341,877 shares of Class A Common Stock issuable upon the conversion of (x) 100,869 shares of Class B Common Stock held by N. Nelson Fleming, IV and (y) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, (b) (i) 59,996 shares of Class A Common Stock held by Fred J. Smith, III, (ii) 9,333 shares of Class A Common Stock held by Tar Frog, and (iii) an aggregate of 574,069 shares of Class A Common Stock issuable upon the conversion of (x) 433,497 shares of Class B Common Stock held by Mr. Smith and (y) 140,572 shares of Class B Common Stock held by Tar Frog, (c) (i) 102,610 shares of Class A Common Stock held by Grace and (ii) an aggregate of 1,007,069 shares of Class A Common Stock issuable upon conversion of (x) 1,000,000 shares of Class B Common Stock held by Grace and (y) 7,069 shares of Class B Common Stock held by Mr. Owens, and (d) an aggregate of 39,528 shares of Class A Common Stock held by Barrett N. Bruce issuable upon the conversion of (x) 38,991 shares of Class B Common Stock held by Mr. Bruce and (y) 537 shares of Class B Common Stock held by a 401(k) account for the benefit of Mr. Bruce.
  
  (4) In reference to row 11 above, calculated based on (a) 47,949,084 shares of Class A Common Stock outstanding as of November 13, 2025 based on information provided by the Issuer and (b) an aggregate of 6,069,589 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Persons within sixty (60) days of this Schedule 13G.
- Mark R. Matteson: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 4,188,278; shared voting power 2,180,575; sole dispositive power 4,180,278; shared dispositive power 0; aggregate amount beneficially owned 6,368,853 (11.8% of the class)
  Comment: (1) In reference to rows 5 and 9 above, includes an aggregate of 4,157,547 shares of Class A Common Stock issuable upon the conversion (a) 2,488,322 shares of Class B Common Stock held by SunTx Partners II, (b) 1,254,746 shares of Class B Common Stock held by SunTx Partners Dutch LP, (c) 674 shares of Class B Common Stock held by SunTx Capital II Management, (d) 23 shares of Class B Common Stock held by SunTx Capital II GP, (e) 400,715 shares of Class B Common Stock held by AMDG Associates Limited Partnership, a limited partnership controlled by Mr. Matteson, (f) 4,942 shares of Class B Common Stock held by AMDG Associates II, L.P., a limited partnership controlled by Mr. Matteson, (g) 125 shares of Class B Common Stock held by SunTx Capital Saving Plan FBO, Mark Matteson, a 401(k) account for the benefit of Mr. Matteson and (h) 8,000 restricted shares of Class B Common Stock held by Mr. Matteson, none of which will vest within sixty (60) days of this Schedule 13G.
  
  (2) In reference to row 7 above, includes the shares listed in footnote 1 above that are vested or will vest within sixty (60) days of this Schedule 13G.
  
  (3) In reference to rows 6 and 9 above, includes, as a result of the execution of a voting agreement, (a) (i) 46,093 shares of Class A Common Stock held by N. Nelson Fleming, IV and (ii) an aggregate of 341,877 shares of Class A Common Stock issuable upon the conversion of (x) 100,869 shares of Class B Common Stock held by N. Nelson Fleming, IV and (y) 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust, (b) (i) 59,996 shares of Class A Common Stock held by Fred J. Smith, III, (ii) 9,333 shares of Class A Common Stock held by Tar Frog, and (iii) an aggregate of 574,069 shares of Class A Common Stock issuable upon the conversion of (x) 433,497 shares of Class B Common Stock held by Mr. Smith and (y) 140,572 shares of Class B Common Stock held by Tar Frog, (c) (i) 102,610 shares of Class A Common Stock held by Grace and (ii) an aggregate of 1,007,069 shares of Class A Common Stock issuable upon conversion of (x) 1,000,000 shares of Class B Common Stock held by Grace and (y) 7,069 shares of Class B Common Stock held by Mr. Owens, and (d) an aggregate of 39,528 shares of Class A Common Stock held by Barrett N. Bruce issuable upon the conversion of (x) 38,991 shares of Class B Common Stock held by Mr. Bruce and (y) 537 shares of Class B Common Stock held by a 401(k) account for the benefit of Mr. Bruce.
  
  (4) In reference to row 11 above, calculated based on (a) 47,949,084 shares of Class A Common Stock outstanding as of November 13, 2025 based on information provided by the Issuer and (b) an aggregate of 6,120,090 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by the Reporting Person within sixty (60) days of this Schedule 13G.

## Item 1. Issuer
Name of issuer: Construction Partners, Inc.
Address of issuer's principal executive offices: 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of SunTx Capital II Management, SunTx Partners II GP, SunTx Partners II, SunTx Partners Dutch LP, Ned N. Fleming, III, Craig Jennings and Mark Matteson (collectively referred to herein as the Reporting Persons).

SunTx Partners II GP is the general partner of each of SunTx Partners II and SunTx Partners Dutch LP. SunTx Capital II Management is the general partner of SunTx Partners II GP. Mr. Fleming, a director of the Issuer, is the majority shareholder and sole director of SunTx Capital II Management. Mr. Jennings and Mr. Matteson, each a director of the Issuer, are each shareholders of SunTx Capital II Management.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 5420 LBJ Freeway, Suite 950, Dallas, Texas 75240.
Citizenship: (i) SunTx Capital II Management is a Texas corporation; (ii) SunTx Partners II GP is a Texas limited partnership; (iii) SunTx Partners II is a Delaware limited partnership; (iv) SunTx Partners Dutch LP is a Delaware limited partnership; (v) Mr. Fleming is a citizen of the United States; (vi) Mr. Jennings is a citizen of the United States; and (vii) Mr. Matteson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each of the cover pages to this Schedule 13G is incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Class A Common Stock reported herein other than those shares such Reporting Person holds directly.

Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: Row 11 of each the cover pages to this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: Row 5 of each of the cover pages to this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: Row 6 of each of the cover pages to this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: Row 7 of each of the cover pages to this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: Row 8 of each of the cover pages to this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SunTx Capital II Management Corp.: /s/ Ned N. Fleming, III, Director (11/14/2025)
- SunTx Capital Partners II G.P., L.P.: By: SUNTX CAPITAL II MANAGEMENT CORP., its general partner, By: /s/ Ned N. Fleming, III, Director of SunTx Capital II Management Corp. (11/14/2025)
- SunTx Captial Partners II, L.P.: By: SUNTX CAPITAL PARTNERS II G.P., L.P., its general partner, By: SUNTX CAPITAL II MANAGEMENT CORP., its general partner, By: /s/ Ned N. Fleming, III, Director of SunTx Capital II Management Corp. (11/14/2025)
- SunTx Capital Partners II Dutch Investors, L.P.: By: SUNTX CAPITAL PARTNERS II G.P., L.P., its general partner, By: SUNTX CAPITAL II MANAGEMENT CORP., its general partner, By: /s/ Ned N. Fleming, III, Director of SunTx Capital II Management Corp. (11/14/2025)
- Ned N. Fleming, III: /s/ Ned N. Fleming, III, Ned N. Fleming, III (11/14/2025)
- Craig Jennings: /s/ Craig Jennings, Craig Jennings (11/14/2025)
- Mark R. Matteson: /s/ Mark R. Matteson, Mark R. Matteson (11/14/2025)